UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB/A

AMENDMENT N O. 1

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

PT Sarana Menara Nusantara Tbk
(Name of Subject Company)
N/A
(Translation of Subject Company’s Name into English (if applicable))
Republic of Indonesia
(Jurisdiction of Subject Company’s Incorporation or Organization)
PT Sarana Menara Nusantara Tbk
(Name of Person(s) Furnishing Form)
Ordinary Shares
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))
Corporation Service Company 251 Little Falls Drive Wilmington, DE 19808 (800) 927-9801
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
July 3, 2025
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit Number
99.1	Capital Increase by Granting Rights Issue I (English Translation)

Item 2. Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III - CONSENT TO SERVICE OF PROCESS

PT Sarana Menara Nusantara Tbk submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated July 3, 2025.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PT Sarana Menara Nusantara Tbk

/s/ Eko Santosa Hadiprodjo

	Name:	Eko Santosa Hadiprodjo
	Title:	Director

Date: July 3, 2025